SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

<u>EXHIBIT LIST</u>

<table>
<tr><td></td><td></td><td>Sequential</td></tr>
<tr><td><u>Exhibit</u></td><td><u>Description</u></td><td><u>Page Number</u></td></tr>
</table>

- Report on proceedings at annual general meeting held on September 3, 2004
- Dividend No. 75

NPN

Naspers Limited – Report on proceedings at Annual General Meeting Naspers Limited (Incorporated in the Republic of South Africa)
Registration number 1925/001431/06
Share code: NPN
ISIN: ZAE000015889
("Naspers")
REPORT ON PROCEEDINGS AT ANNUAL GENERAL MEETING
At the 2004 annual general meeting of the shareholders of Naspers held on 3 September 2004, the requisite majority of shareholders approved all the ordinary resolutions and special resolutions proposed at the meeting. The special resolutions will be lodged with the Registrar of Companies, for registration.
CAPE TOWN
3 September 2004
Sponsor
INVESTEC BANK



NASPERS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889
("the company")

DIVIDEND NUMBER 75

Notice is hereby given that an annual ordinary dividend at the rate of 38 cents per N ordinary share and 7 cents per unlisted A ordinary share has been approved by the shareholders at the annual general meeting held on 3 September 2004.

In compliance with the requirements of STRATE the following dates are applicable:

	2004
• Last day to trade *cum* dividend	Friday 10 September
• Securities start trading *ex*-dividend	Monday 13 September
• Record date	Friday 17 September
• Payment date	Monday 20 September

The dividend is declared and paid in the currency of the Republic of South Africa.

Share certificates may not be dematerialised or re-materialised between Monday 13 September 2004 and Friday 17 September 2004, both dates inclusive.

By order of the board

G M Coetzee
Secretary

3 September 2004

Transfer Secretaries	**Registered office**
Ultra Registrars (Proprietary) Limited	Naspers Centre
(Registration number 2000/007239/07)	40 Heerengracht
11 Diagonal Street	Cape Town 8001
Johannesburg 2001	(PO Box 2271
(PO Box 4844, Johannesburg, 2000)	Cape Town 8000)
Republic of South Africa	Republic of South Africa

SIGNATURES

        Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.

                              NASPERS LIMITED

Date: September 3, 2004 by
                              /s/ Stephan J. Z. Pacak
                              ‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
                              Name: Stephan J. Z. Pacak
                              Title: Director